UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KORN/FERRY INTERNATIONAL

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

500643200

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500643200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HG (Bermuda) Limited (I.R.S. Identification No.: N/A)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,028,087
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,028,087 **See Note 2** (in Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,087
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 3.6 percent **See Note 1** (in Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer

KORN/FERRY INTERNATIONAL

(b)	Address of Issuer’s Principal Executive Offices

1900 Avenue of the Stars, Suite 2600, Los Angeles, CA 90067-4507

Item 2.

(a)	Name of Person Filing

HG (Bermuda) Limited

(b)	Address of Principal Business Office, or if none, Residence

S.E. Pearman Building, 3rd Floor

9 Par-La-Ville Road

Hamilton, HM 11

Bermuda

(c)	Citizenship

Bermuda

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

500643200

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,028,087

(b)	Percent of class:

3.6 percent **See Note 1**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

2,028,087

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

2,028,087 **See Note 2**

(iv)	Shared power to dispose or to direct the disposition of:

0

**Note 1**Percent of class was calculated based on the number of shares outstanding of Korn/Ferry International (“Korn Ferry”) common stock as of December 4, 2017, as disclosed in Korn Ferry’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2017 filed with the Securities and Exchange Commission on December 8, 2017.

**Note 2**Pursuant to that certain Stock Purchase Agreement, dated September 23, 2015 (as has been and may be further amended, modified or supplemented from time to time in accordance with its terms, the “SPA”), entered into by and between HG (Bermuda) Limited (“HG”) and Korn Ferry, at the closing of the transactions contemplated thereby, Korn Ferry paid to HG as partial consideration for the acquisition of all of the issued and outstanding shares and non-interest bearing convertible preferred equity certificates of HG’s wholly owned subsidiary, HG (Luxembourg) S.a.r.l., 5,922,136 shares of Korn Ferry common stock (the “KF Shares”). Pursuant to the SPA, 835,011 of such KF Shares (the “Indemnity Escrow Shares”) were deposited at the closing into an escrow account to secure HG’s indemnification obligations under the SPA and on December 1, 2016 the Indemnity Escrow Shares were released from such account to HG. The lockup restrictions pertaining to 1,947,072 shares of the KF Shares (the “First Allocation”) expired on December 1, 2016. On December 1, 2016, following the release of the lockup restrictions pertaining to the First Allocation, HG transferred the First Allocation less 88 shares (which represent the sum of all the fractional shares that resulted from the proration of the First Allocation), on a pro rata basis, without consideration, to its shareholders and former shareholders to the extent entitled to such shares. The First Allocation less 88 shares amounts to 1,946,984 shares transferred on December 1, 2016. The lockup restrictions pertaining to 1,938,466 shares of KF Shares (the “Second Allocation”) expired on December 1, 2017. On December 1, 2017, following the release of the lockup restrictions pertaining to the Second Allocation, HG transferred the Second Allocation less 7 shares (which represent the sum of all the fractional shares that resulted from the proration of the Second Allocation), on a pro rata basis, without consideration, to its shareholders and former shareholders to the extent entitled to such shares. The Second Allocation less 7 shares amounts to 1,938,459 shares transferred on December 1, 2017. On December 26, 2017, the lockup restrictions pertaining to an additional 8,606 shares of the KF Shares (the “Non-Compete Shares”) were removed subsequent to the withdrawal by Korn Ferry of a non-compete lockup extension pertaining to such Non-Compete Shares. On December 26, 2017, following the release of the lockup restrictions pertaining to the Non-Compete Shares, HG transferred the Non-Compete Shares, without consideration, to the HG shareholder entitled to such shares. The shares transferred on December 1, 2017 in addition to the shares transferred on December 26, 2017 amounts to 1,947,065 shares transferred by HG during calendar year 2017.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HG (BERMUDA) LIMITED

January 8, 2018
Date

By:	HG (Bermuda) Limited

/s/ Chris R. Matthews
Signature

Chief Executive Officer
Title